Exhibit 99.1

Silvercorp Renews Share Repurchase Program

Trading Symbol  TSX:  SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 17, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce a normal course issuer bid ("NCIB") commencing September 19, 2024, to acquire up to 8,670,700 of its own common shares, representing approximately 4% of the 216,767,513 common shares issued and outstanding as of September 5, 2024. The repurchase program will expire September 18, 2025. The NCIB is being implemented to provide enhanced flexibility should market conditions result in Silvercorp's shares being undervalued relative to the value of its mining and corporate assets.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the NCIB. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company will cancel all shares acquired under the NCIB. The price the Company will pay for the common shares will be the market price at the time of purchase.

The Company is not aware of any officers, directors or persons holding 10% or more of the securities that intend to sell their securities at the inception of the NCIB, but such officers, directors or persons holding 10% or more of the securities may sell their securities during the course of the NCIB, as their personal circumstances may require. If during the course of the NCIB the Company becomes aware that officers, directors or persons holding 10% or more of the securities intend to sell their securities, then the Company will not intentionally acquire such securities.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 101,257 common shares of the Company, which is 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 405,031. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading systems in the United States.

The NCIB is a continuation of the program approved in September 2023 (the "2023 NCIB"), for the period from September 19, 2023 to September 18, 2024, to acquire up to 8,487,191 common shares of the Company, representing approximately 4.8% of the 176,816,488 common shares issued and outstanding as of September 5, 2023.   All 191,770 shares acquired on TSX, NYSE American or alternative trading systems in Canada and the United States under the 2023 NCIB at a weighted average price of CAD$3.16 were cancelled.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information:

Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the normal course issuer bid hereof; the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues operation costs,  and capital expenditures; estimated production from the Company's; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; and our intention to repurchase up to 4% of our common shares, including the expected timing, duration, volume and nature of such stock repurchase program.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to:; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada and Ecuador; environmental risks; regulatory investigations, claims and legal proceeding, foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; global economic and social impact of COVID-19; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:30e 17-SEP-24